

DD 9/9/12

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Moore & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 Bonhomme Ave., Suite 2400
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Deutsch 314-727-9075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd.	St. Louis	MO	63132
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/13

OATH OR AFFIRMATION

I, James Deutsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Moore & Co., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

Notary Public



DONNA FREDERICK
Notary Public-Notary Seal
State of Missouri, St Louis County
Commission # 11422874
My Commission Expires Jun 21, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC 1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Independent Auditors' Report

Board of Directors
Smith, Moore & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Smith, Moore & Co. (the "Company") as of June 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Smith, Moore & Co. as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.



St. Louis, Missouri
August 24, 2012

SMITH, MOORE & CO.

Statement of Financial Condition

June 30, 2012

ASSETS	
Cash and cash equivalents	$ 21,883
Cash and securities segregated under federal and other regulations	5,215
Deposits with clearing organizations	298,859
Receivables from brokers, dealers, and clearing organizations	461,141
Receivables from customers	10,197,287
Receivables from officers and employees	2,650
Income receivable	937,873
Securities owned at fair value:	
U.S. and Canadian government obligations	69
State and municipal government obligations	474,424
Securities owned, not readily marketable, at fair value	52,817
Property and equipment, net of accumulated depreciation and amortization of $515,286	302,924
Other assets	634,425
TOTAL ASSETS	$ 13,389,567
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Short-term bank loan	$ 3,279,250
Payables to brokers, dealers, and clearing organizations	271,193
Payables to customers	4,840,732
Payables to officers, employees, and non-customers	78,994
Accounts payable, accrued expenses, and other liabilities	1,208,071
Subordinated debt	376,758
TOTAL LIABILITIES	10,054,998
Stockholders' Equity	
Common stock: $1 par value; authorized 100,000 shares; 20,700 shares issued; 20,680 shares outstanding	20,700
Additional paid-in capital	1,765,373
Retained earnings	1,551,107
Accumulated other comprehensive gain	816
	3,337,996
Less treasury stock; 20 shares	3,427
TOTAL STOCKHOLDERS' EQUITY	3,334,569
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,389,567

The accompanying notes are an integral part of this statement of financial condition.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Smith, Moore & Co. (the "Company") is a registered securities broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes principal and agency securities transactions and provides investment banking services. The majority of the Company's customers are individuals and corporations residing in the Midwest. The Company's main offices are located in Clayton, Missouri. The Company has branch offices located in Chesterfield, Missouri; Columbia, Missouri; Boonville, Missouri; Kirksville, Missouri; Jefferson City, Missouri; Springfield, Missouri, Osage Beach, Missouri, Louisiana, Missouri; Effingham, Illinois, Pittsfield, Illinois; and Overland Park, Kansas.

On June 28, 2012, the Company entered into a Fully Disclosed Clearing Agreement and will transfer proprietary accounts as well as all cash and margin accounts of customers to RBC Correspondent Services ("RBC"). Subsequent to the transfer of accounts, RBC is to provide clearing, execution, and other services to the Company. The conversion of accounts is scheduled to occur in fiscal year 2013, and at such time the Company will no longer carry customer accounts or perform certain clearing functions (see also Note Q).

Use of Estimates in Financial Statement Preparation

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. At times, bank deposits may be in excess of federally insured limits.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Fair Value of Securities Owned

Securities owned are accounted for at estimated fair value as determined by management and in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*. For trading securities, the resulting differences between cost and estimated fair value are reflected in current period earnings. For available-for-sale securities, the differences between cost and estimated fair value are reported as a separate component of the equity section of the statement of financial condition, as accumulated other comprehensive gain or loss.

ASC 820 defines fair value, establishes a framework for measuring fair value, and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date."

Under ASC 820, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including price activity for equivalent instruments and valuation pricing models.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company would receive collateral in the form of cash or other collateral in an amount in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Deposits with Clearing Organizations

The Company has interest-bearing reserve deposits with various clearing organizations. The clearing organizations require deposits from all brokers for whom they transact business.

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

Income Taxes

The Company files its corporate income tax returns using a December 31 year end. The stockholders of the Company have elected to be treated as an "S" corporation under provisions of the Internal Revenue Code which provide that the stockholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for federal or state income taxes is reflected in these financial statements.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2009, 2010, and 2011.

Subsequent Events

The Company evaluated all subsequent events through August 24, 2012, the date the financial statements were available to be issued.

Note B - Cash Segregated Under Federal Regulations

At June 30, 2012, cash of $5,215 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Note C - Receivables From and Payables To Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), net receivables arising from unsettled trades, and the Company's introducing brokers' margin loans. Payables to brokers, dealers, and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), commissions, dividends, net payables arising from unsettled trades, and amounts payable to the Company's introducing brokers.

At June 30, 2012, amounts receivable from and payable to brokers, dealers, and clearing organizations are as follows:

Receivables	
Deposits for securities borrowed	$ 283,500
Receivables from brokers, dealers, and clearing organizations	177,641
	$ 461,141

Payables	
Securities failed-to-receive	$ 22,690
Payables to brokers, dealers, and clearing organizations	248,503
	$ 271,193

Note D - Receivables From and Payables To Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer margin balances are reported on a settlement date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Note E - Property and Equipment

Property and equipment consists of the following at June 30, 2012:

Computers and office equipment	$ 387,435
Furniture and fixtures	302,649
Leasehold improvements	128,126
	818,210
Less accumulated depreciation and amortization	(515,286)
	$ 302,924

Note F - Fair Value Measurements

In accordance with ASC Topic 820, *Fair Value Measurements and Disclosures*, financial assets and financial liabilities that are measured at fair value subsequent to initial recognition are grouped into three levels of inputs or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the reliability of assumptions used to determine fair value. ASC 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy established by ASC 820 is as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company's own assumptions about similar assumptions that market participants would use in pricing the asset, based on the best information available given the circumstances.

A financial asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Note F - Fair Value Measurements (Continued)

Securities – Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and exchange traded equity securities for which there are quoted prices in active markets. If quoted market prices are not available for a specific security or holding, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as Level 2 and primarily include certain state and municipal government obligations and equity securities whereby quoted market prices are not available. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within level 3 include certain auction rate securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

		Fair Value Measurements at Reporting Date Using:		
Description	Balance 6/30/2012	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. and Canadian government obligations	$ 69	$ 69	$ -	$ -
State and municipal government obligations	474,424	-	134,424	340,000
Securities not readily marketable	52,817	13,602	39,215	-
Total	$ 527,310	$ 13,671	$ 173,639	$ 340,000

Note F - Fair Value Measurements (Continued)

The following table presents assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at June 30, 2012:

	Auction Rate Securities	Total
Beginning Balance	$ 340,000	$ 340,000
Purchases	-	-
Total gains (losses) included in statement of operations – principal transactions	-	-
Ending Balance	$ 340,000	$ 340,000

ASC Topic 825, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, securities borrowed, short-term receivables and accrued interest receivable, accounts payable, and accrued liabilities.

Note G - Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consisted of the following at June 30, 2012:

Accounts payable	$ 12,788
Accrued expenses and other accrued liabilities	401,561
Accrued commissions payable	793,722
	$1,208,071

Note H - Short-Term Bank Loans

The Company has four credit arrangements with U.S. Bank, N.A ("U.S. Bank") which, in the aggregate, provide for total advances of up to $10,000,000. One agreement is secured by customer owned securities, one agreement is secured by securities owned by specific customers, one agreement is secured by owners' and officers' securities, and one agreement is secured by Company owned securities. Each credit agreement requires interest payments on the aggregate and unpaid principal amount of all loans, calculated on a fluctuating rate based on a rate quoted by U.S. Bank (1.25% at June 30, 2012). The credit agreements are due on demand.

The outstanding principal balance on the above referenced agreements as of June 30, 2012 was $3,279,250. Collateral, with a market value of approximately $7,675,842, was pledged to secure the collateralized loans at June 30, 2012.

The Company has a line-of-credit agreement with Parkside Financial Bank & Trust ("Parkside") providing for borrowings up to $600,000. Interest is calculated at the bank's prime rate plus 0.5%, with a minimum of 5.50% (interest rate was 5.50% at June 30, 2012). The agreement expires on February 19, 2013. It is collateralized by substantially all business assets. At June 30, 2012, there was no unpaid balance outstanding or pledged collateral under this agreement.

The Parkside credit agreement contains various covenants pertaining to additional indebtedness, outstanding balances, and minimum excess net capital per the Company's monthly FOCUS filings. At June 30, 2012, the Company was in compliance with these covenants.

Note I - Subordinated Debt

As of June 30, 2012, subordinated debt is payable in the amount of $376,758 to a former stockholder of the Company. The debt bears interest at 5% per annum and is paid on a monthly basis. The note will mature on January 31, 2014, at which time the outstanding balance is due in full. The subordinated debt is treated as net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule 15c3-1. The note is subordinated and repayment restricted by the executed Subordinated Loan Agreement as approved by FINRA. Any prepayment of the debt by the Company without authorization from FINRA could result in disciplinary action.

Note J - Commitments

The Company leases office space, equipment, computer services, and securities research and information services under noncancelable operating leases expiring at various times through February 2016.

The following is a schedule of future minimum lease payments required under the leases as of June 30:

2013	$ 632,372
2014	427,654
2015	271,277
2016	29,194

Note K - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 6-2/3% percent of total aggregate indebtedness, as defined. The Net Capital rule of the SEC also provides that advances to affiliates, repayment of borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions under Rule 15c3-1. At June 30, 2012, the Company had Net Capital of $2,013,927, which was $1,372,291 in excess of the required minimum and the aggregate indebtedness to Net Capital ratio was 4.78 to 1, as computed under SEC Rule 15c3-1.

A clearing deposit is also required to be calculated and maintained daily based on the volume of transactions pending settlement. At June 30, 2012, the daily clearing deposit amounted to $231,000 and is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note L - Financial Instruments with Off-Balance Sheet Risk

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note L - Financial Instruments with Off-Balance Sheet Risk (Continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company also executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange, and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits. In the event that a counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy the obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other broker-dealers and various financial institutions.

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including size, duration, composition, and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Note M- Employee Benefit Plan

The Company has a Savings Incentive Match Plan for Employee ("SIMPLE") Plan for all employees meeting certain eligibility requirements. The Company contributes 2% of employee compensation to the Plan, not to exceed the amounts as permitted under the Internal Revenue Code. The SIMPLE Plan was effective January 1, 2012.

The Company had a 401(k) savings plan for all employees meeting certain eligibility requirements effective January 1, 2011 through December 31, 2011, at which time it was discontinued. The Company matched a certain percentage of employee compensation contributed to the Plan, up to four percent, not to exceed the amounts as permitted under the Internal Revenue Code.

Note N - Related Party Transactions

As of June 30, 2012, the Company had payables of $78,975 representing the cash and margin transactions in the accounts of officers, directors, and employees.

The Company has advanced funds to employees and has recorded receivables for the outstanding balances of the notes due to the Company as of June 30, 2012 for $2,629.

The Company has a subordinated debt agreement with a former stockholder and is paying monthly interest to this individual in accordance with the debt agreement (see Note I).

Note O - Common Stock Transactions

In March 2012, the Company purchased 135 shares of its common stock from one of its stockholders for a total purchase price of $22,966. The value of the 135 shares acquired was recorded as an increase in treasury stock as reflected in the accompanying statement of changes in stockholders' equity. The Company's Board of Directors ("Board") withheld the payment of a portion of the purchase price, in an amount determined in the Board's reasonable discretion (the "Reserve"), to cover (i) all anticipated liabilities, obligations and expenses of the Corporation (including, without limitation, attorneys' fees and court costs), and (ii) the anticipated payment and/or the anticipated cost of defending all claims, actions, causes of action and suits asserted against the Corporation, in connection with, or attributable to, the stockholder's ownership of the stock and/or the stockholder's employment with the Corporation (see Note P).

Note O - Common Stock Transactions (Continued)

In May 2012, the Board approved the offer and sale of 525 shares of common stock issued from treasury under a Key Employee Restricted Stock Purchase Plan to new stockholders. The shares were sold for a total value of $89,312, which was $647 less than cost and was recorded as a deduction to paid-in capital, and a decrease in the cost of treasury stock held of $89,959 (at average cost).

Note P - Contingencies and Legal Proceedings

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the industry, including FINRA, the SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to negate or correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. During the year ended June 30, 2012 amounts were levied against the Company in a total of $37,348 as a result of regulatory assessments and awards; $35,775 was incurred by the Company and included in the accompanying statement of operations and the remaining $1,573 was applied against former stockholders' reserves (see Note O).

Note P - Contingencies and Legal Proceedings (Continued)

Several large banks and brokerage firms, most of which were the primary underwriters of and supported the auctions for, the Auction Rate Securities ("ARS") market have announced agreements, usually as part of a regulatory settlement, to repurchase ARS under various agreements from their customers. Other brokerage firms have entered into similar agreements. The Company did not, at any time, underwrite these ARS nor did it facilitate in managing the associated auctions. In connection with such auctions, the Company merely served as a buying agent for its customers in auctions managed by those serving as underwriters. Accordingly, the Company distinguishes its conduct from the underwriters of ARS and is prepared to assert these defenses against any action brought in the future. The Company, in conjunction with other industry participants, is actively seeking solutions to ARS' illiquidity, which may include the restructuring and refinancing of those ARS. As a result of customer complaints stemming from the ARS illiquidity, the Company has offered (in some cases) low-interest margin loans up to the face value of the securities owned and/or other forms of settlement. Due to the Company not functioning as a market-maker or auction holder for these securities, there has been no provision in the accompanying financial statements for losses related to the buyback of ARS held by retail customers. It is conceivable that losses may be incurred related to the resolution of pending claims, inquiries, or investigations which would adversely affect the Company's results of operations and financial position, however, these claims would be vigorously defended. As of June 30, 2012, the Company's customer and employee accounts held approximately $8,052,000 in ARS.

Note Q - Clearing Agreement

As disclosed in Note A, the Company ("Correspondent") entered into a Fully Disclosed Clearing Agreement ("Agreement") with respect to accounts of customers and proprietary accounts whereas RBC is to provide certain services, which include (but are not limited to): (i) executing, clearing and settling securities transactions on behalf of Correspondent; (ii) preparing and delivering confirmations of transactions and periodic account statements; (iii) extending credit (margin) to accounts; (iv) performing cashiering functions, including, but not limited to, receiving and delivering checks, funds and securities and collecting commissions and other fees of Correspondent; (v) safeguarding account funds and securities; and (vi) maintaining books and records with respect to accounts.

Note Q - Clearing Agreement (Continued)

Subject to the approval of the NYSE, FINRA, and any other self-regulatory organization or entity as required under the Applicable Rules of the agreement, and upon material conversion of accounts, certain provisions of the agreement will commence. Notable provisions, pursuant to specific sections of the Agreement, include: the Company's requirement to maintain a deposit account with RBC; payment of an incentive credit to be received from RBC subsequent to full conversion; an annual recruitment credit for certain fees incurred by the Company pertaining to IRA/ACAT charges; and a provision (referred to as the termination fee) whereby the Company will be held liable for the period of time not honored as it pertains to the initial term of the Agreement of ten years.

Supplemental Report

BROWN SMITH WALLACE LLC 1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Supplemental Report on Internal Control Required By SEC Rule 17a-5(g)(1)

Board of Directors
Smith, Moore & Co.

In planning and performing our audit of the statement of financial condition of Smith, Moore & Co. (the "Company"), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



St. Louis, Missouri
August 24, 2012

SMITH, MOORE & CO.

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITORS' REPORT

JUNE 30, 2012

PUBLIC

SMITH, MOORE & CO.

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITORS' REPORT

JUNE 30, 2012